

Mail Stop 3030

June 30, 2009

Via Facsimile and U.S. Mail

Mr. Rajat Bahri
Chief Financial Officer
Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085

> **Re:** **Trimble Navigation Limited**
> **Form 10-K for the Year Ended January 2, 2009**
> **File No. 001-14845**

Dear Mr. Bahri:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief